Incentive Compensation Recovery

A - Purpose

This Incentive Compensation Recovery Policy (this **Recovery Policy**) is adopted by AngloGold Ashanti plc, a public limited company duly incorporated in accordance with the laws of England and Wales (the **Company**), as of November 18, 2023 as required by Section 10D of the Securities Exchange Act of 1934, as amended (the **Exchange Act**), Rule 10D-1 under the Exchange Act and the applicable New York Stock Exchange Listing Standards (collectively, the **Recovery Rules**).

This Recovery Policy is intended to apply independently of all other clawback, recoupment or forfeiture policies, agreements or other arrangements of the Company (collectively, **Other Clawback Policies**); provided that, as set forth in the second paragraph of Section D below, an amount that is required to be recovered under this Recovery Policy shall be considered so recovered if it has been recovered under an Other Clawback Policy so that the same amount shall not be separately recoverable under this Recovery Policy and an Other Clawback Policy.

B - Administration

This Recovery Policy shall be administered by the Compensation and Human Resources Committee of the Board of Directors (the **Board**) of the Company (the **Compensation Committee**). The Compensation Committee shall have the full power and authority to interpret, and make determinations under, this Recovery Policy, consistent with the Recovery Rules. All determinations and decisions made by the Compensation Committee pursuant to this Recovery Policy shall be final, conclusive and binding on all persons, including each member of the Company Group (as defined below), its respective affiliates, stockholders and employees. In the absence of the Compensation Committee, a majority of the independent directors serving on the Board shall administer this Recovery Policy as set forth in this paragraph.

C - Covered individuals

Each Executive Officer (as defined below) shall be subject to this Recovery Policy and shall be required to execute a **Recovery Policy Participation Agreement** in the form attached as Exhibit A hereto. Failure by an Executive Officer to execute a Recovery Policy Participation Agreement shall have no impact on the applicability or enforceability of this Recovery Policy.

D - Recovery of excess incentive compensation

In the event the Company is required to prepare a Covered Financial Restatement (as defined below), the Company shall seek reasonably promptly the recovery of any Excess Incentive Compensation

(as defined below) received by a Specified Officer during the three completed fiscal years immediately preceding the applicable Triggering Date (as defined below) (or any transition period that results from a change in the Company's fiscal year within or immediately following such three completed fiscal years); provided, however, that a transition period between the last day of the Company's previous fiscal year-end and the first day of its new fiscal year that comprises a period of nine to twelve months will be considered a completed fiscal year for purposes of this Recovery Policy. The Company's obligation to recover Excess Incentive Compensation from a Specified Officer is not dependent on if, or when, the applicable restated financial statements are filed. Unless otherwise specified by the Compensation Committee, a Specified Officer shall be required to forfeit or repay the Excess Incentive Compensation within 90 days following the date such Specified Officer is informed that such Specified Officer has received Excess Incentive Compensation from the Company Group. For the avoidance of doubt, any action by the Company to recover Excess Incentive Compensation under this Recovery Policy from a Specified Officer shall not, whether alone or in combination with any other action, event or condition, be deemed (i) "good reason" or term of similar import or to serve as a basis for a claim of constructive termination under any benefit or compensation arrangement applicable to such Specified Officer, or (ii) to constitute a breach of a contract or other arrangement to which such Specified Officer is party.

Subject to the Recovery Rules, the Compensation Committee shall have discretion to determine the method by which Excess Incentive Compensation shall be recovered from the applicable Specified Officers; provided that (i) to the extent the applicable Excess Incentive Compensation consists of amounts that have been received by, but not yet paid to, such Specified Officer, such unpaid amounts shall be forfeited and (ii) to the extent any remaining Excess Incentive Compensation consists of amounts paid to such Specified Officer in cash or shares of Company common stock that are still held by such Specified Officer, such Specified Officer shall be entitled to repay such amount either in cash or such shares of Company common stock, as applicable. For the avoidance of doubt, any Excess Incentive Compensation received by a Specified Officer that has subsequently been forfeited prior to payment thereof (including as a result of termination of employment or breach of contract) shall be deemed to have been repaid in accordance with this Recovery Policy. To the extent that the application of this Recovery Policy would provide for recovery of Incentive Compensation that the Company recovers pursuant to Section 304 of the Sarbanes-Oxley Act or Other Clawback Policies, the amount the relevant Specified Officer has already reimbursed the Company will be credited to the required recovery under this Recovery Policy. To the extent a Specified Officer fails to repay any Excess Incentive Compensation in accordance with the first sentence of this paragraph, such Specified Officer shall be required to reimburse the Company Group for any and all expenses reasonably incurred (including legal fees) by any member of the Company Group in recovering such Excess Incentive Compensation.

The Company must recover Excess Incentive Compensation pursuant to this Recovery Policy except to the extent the conditions of (i), (ii) or (iii) of this sentence are satisfied, including the Company's compliance with any additional requirements set forth in the applicable Recovery Rules related thereto, and the Compensation Committee has made a determination that recovery would be impracticable: (i) the direct expense paid to a third party to assist in enforcing this Recovery Policy would exceed the amount to be recovered; (ii) recovery would violate the laws of the United Kingdom where the applicable law was adopted prior to November 28, 2022; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

E - Governing law

This Recovery Policy shall be governed by and construed in accordance with the laws of England and Wales without regard to conflicts of law thereof or of any other jurisdiction. Any dispute, controversy or claim arising out of or relating to this Recovery Policy shall be administered by and in accordance with the then-existing JAMS Comprehensive Arbitration Rules and Procedures. Any dispute regarding the scope of the arbitration (including the matters subject to arbitration and any legal issues arising in the arbitration) shall be resolved by the arbitrators. Except as provided above, the parties shall each bear their own expenses in connection with any dispute under or relating to this Recovery Policy.

F - Miscellaneous provisions

This Recovery Policy shall only apply to Incentive Compensation received on or after October 2, 2023. The Board may amend this Recovery Policy from time to time in its sole and absolute discretion. This Recovery Policy will not limit the rights of the Company to take any other actions or pursue other remedies that the Company may deem appropriate under the circumstances and under applicable law. This Recovery Policy and determinations and decisions made by the Compensation Committee pursuant to this Recovery Policy will be binding and enforceable against all Specified Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

G - Definitions

Company Group shall mean the Company, collectively with each of its direct and indirect subsidiaries.

Covered Financial Restatement means an accounting restatement required due to material noncompliance by a member of the Company Group with any financial reporting requirements under the U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The following shall not constitute a Covered Financial Restatement: (i) out-of-period adjustments; (ii) retrospective application of a change in accounting principle; (iii) retrospective revision to reportable segment information due to a change in the structure of the internal organization of the Company Group; (iv) retrospective reclassification due to a discontinued operation; (v) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; (vi) retrospective revision for stock splits, reverse stock splits, stock dividends or other change in capital structure and (vii) retrospective adjustment to provisional amounts in connection with a prior business combination.

Excess Incentive Compensation means (i) the amount of Incentive Compensation received by a Specified Officer from any member of the Company Group in excess of the amount that would have been received had it been determined based on the restated amounts and (ii) any other compensation that is computed based on, or otherwise attributable to, the amounts described in clause (i), in each case, as determined by the Compensation Committee in accordance with the Recovery Rules. The amount of Excess Incentive Compensation shall be determined on a gross basis without regard to any taxes owed or paid by the Specified Officer on the receipt or settlement of the Incentive Compensation. For Incentive Compensation based on stock price or total shareholder return, where

the amount of Excess Incentive Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount will be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive Compensation was received. For the avoidance of doubt, Excess Incentive Compensation may include Incentive Compensation received by a person after such person ceases to be an Executive Officer.

Executive Officer or **Specified Officer** shall mean an **executive officer** of the Company (as defined in Rule 10D-1(d) under the Exchange Act) and as identified by the Compensation Committee in accordance with the Recovery Rules. The Compensation Committee shall determine the Executive Officers no less than on an annual basis.

Financial Reporting Measures means measures that are determined in accordance with the accounting principles used in preparing the Company Group's financial statements, and any measures that are derived in whole or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

Incentive Compensation means any compensation that is granted, earned or becomes vested, in whole or in part, upon the attainment of a Financial Reporting Measure and as identified by the Compensation Committee in accordance with the Recovery Rules and that was received by an Executive Officer (i) after such individual began service as an Executive Officer, (ii) who served in such capacity at any time during the performance period for such compensation and (iii) while the Company had a class of securities listed on a national securities exchange or a national securities association. Except as otherwise determined by the Compensation Committee, Incentive Compensation shall not include the following: (i) salaries; (ii) amounts received solely at the discretion of the Compensation Committee or the Board and that are not received from a pool that is determined by satisfying a Financial Reporting Measure performance goal; (iii) amounts received solely upon satisfying one or more subjective standards; (iv) amounts received solely upon satisfying one or more strategic measures or operational measures; and (v) amounts received solely based on service or the passage of time.

Incentive Compensation shall be considered to be **received** by a Specified Officer in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation is achieved or attained, even if the payment or grant of the Incentive Compensation occurs after the end of that fiscal period.

Triggering Date means the earlier to occur of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Covered Financial Restatement or (ii) the date a court of competent jurisdiction, regulator, or other legally authorized body directs the Company to prepare a Covered Financial Restatement; provided, that the recovery of Excess Incentive Compensation pursuant to this Recovery Policy as a result of this clause (ii) shall only be required if such action by such court, regulator or other legally authorized body, as applicable, is final and non-appealable.

Exhibit A: Recovery Policy Participation Agreement Template

Recovery Policy Participation Agreement

This Recovery Policy Participation Agreement (this **Participation Agreement**) to the Incentive Compensation Recovery Policy (the **Recovery Policy**) of AngloGold Ashanti plc (the **Company**) is entered into between the Company and ***(Name of Executive Officer)***.

Capitalized terms used but not defined in this Participation Agreement shall have the meanings assigned to such terms in the Recovery Policy.

By signing below, the undersigned:

- acknowledges and confirms that the undersigned has received and reviewed a copy of the **Recovery Policy** and that the undersigned is, and the undersigned's beneficiaries, heirs, executors, administrators or other legal representatives, as applicable, are, subject to the **Recovery Policy**;
- acknowledges and agrees that the undersigned will comply with the **Recovery Policy**, including, without limitation, by returning **Excess Incentive Compensation** pursuant to, and in accordance with, the **Recovery Policy** and applicable law, and that the undersigned remains subject to the **Recovery Policy** during and after the undersigned's employment or engagement with the **Company Group**;
- notwithstanding the generality of the foregoing, acknowledges and agrees to comply with and be subject to the terms and conditions of the **Recovery Policy**, including those set forth in Paragraph E regarding the adjudication and settlement of all disputes, controversies or claims arising out of or relating to the **Recovery Policy**;
- acknowledges and agrees that in the event of any inconsistency between the **Recovery Policy** and the terms of any employment agreement to which the undersigned is a party, or the terms of any compensation plan, program, agreement or arrangement under which any **Incentive Compensation** has been granted, awarded, earned or paid, in each case, the terms of the **Recovery Policy** shall govern; and
- acknowledges that the **Recovery Policy** may be amended from time to time in accordance with the terms thereof and the undersigned shall remain subject to the **Recovery Policy**, as so amended, in all respects.

Signed by

Full name of Executive Officer

Date:---